Exhibit (a)(4)

Email from Mr. Cowell

Re:	Re-Pricing of Stock Options

Team:

I am very pleased to announce that the Board of Directors has approved an option exchange program that will provide you with an opportunity to exchange the outstanding stock options that were granted to you before January 1, 2006 for new options with a new exercise price that will be determined as described below.

The Option Exchange Program will give you the opportunity to reset the exercise price of your options. This is a fresh start; it is not a free ride. A critical goal of our option program is to align employee interests directly with the interests of our common shareholders. To make the most of this opportunity, we must individually and collectively make sure we are improving revenue and EBITDA, two barometers of our stock price. We had a good year in 2005, but if you want to see our results reflected in a higher stock price in 2006 and beyond, then we must show consistent improvement quarter-over-quarter and improve our EBITDA trajectory. Improved results will empower us to continue to strengthen our balance sheet. It is up to us to make the most of this fresh start.

Some of the key elements of the Option Exchange Program are as follows.

•	Every current employee and eligible director holding options that were granted before January 1, 2006 is eligible to participate in the option exchange in recognition of their service and commitment to US LEC’s success.

•	Participation is completely voluntary. Subject to certain limitations, you can participate with all of your options or only part of your options. If you do not like the terms of the option exchange, then you simply do not participate. Any options that you do not surrender to the company will not be affected in any way.

•	If you participate in the option exchange, you will receive the same number of new options for the current options you exchange. Options tendered to the company that we accept for exchange will be cancelled. We will accept tendered options and grant new options on the same day the offer to exchange expires. The offer to exchange is currently scheduled to expire on March 27, 2006. The exercise price of your new options will be determined based on the average closing price of our stock for the five consecutive trading days immediately before the expiration date. In other words, we do not know what the new exercise price will be. Also please note that we will only accept for exchange tendered options with an exercise price that exceeds the exercise price of the new options.

•	If you participate in the option exchange, the vesting schedule of the new options you receive in exchange for your existing options will be different than the vesting schedule of your existing options. Generally, existing options vest in four equal annual installments beginning on the first anniversary of the date of grant. We refer to the shares covered by each annual installment of an existing option as a “share installment.”

•	If you have an existing option with share installment(s) that are or would have been vested on or before the new grant date, then the new option granted in exchange for that share installment(s) will be 50% vested on the new grant date, 25% will vest on the first anniversary of the new grant date and the remaining 25% will vest on the second anniversary of the new grant date.

•	If you have an existing option with share installment(s) that would have been unvested on the new grant date, then the new option granted in exchange for that share installment(s) will vest as follows.

•	New options granted in exchange for a share installment that would have vested within one year after the new grant date will vest on the first anniversary of the new grant date.

•	New options granted in exchange for a share installment that would have vested between the first and second anniversary of the new grant date will vest on the second anniversary of the new grant date.

•	New options granted in exchange for a share installment that would have vested between the second and third anniversary of the new grant date will vest on the third anniversary of the new grant date.

•	New options granted in exchange for a share installment that would have vested between the third and fourth anniversary of the new grant date will vest on the fourth anniversary of the new grant date.

The details of the program are described in the attachments and via links to ESS (Employee Self Service) in this email. In addition to the materials attached to this email, you will receive a letter in the mail with a personalized set of documents that you will need to complete, sign and return to us before 5:00 p.m., Charlotte, North Carolina time, on or before the day the option exchange expires. Currently, the expiration date is March 27, 2006. Please read all of these materials carefully.

We have set up an email address called “Stock Option Exchange Program 2006” on our Intranet to answer questions regarding the exchange materials and requests for additional assistance. Please wait to review all of the exchange offer materials before communicating with us by e-mail.

The Option Exchange Offer is completely voluntary, and may have significant financial implications. Accordingly, we encourage you to consult your own financial advisors before you make your decision. We are not making any recommendation as to whether you should participate.

Thank you for your continued efforts to make US LEC the success that it is. We have earned the right to have this fresh start by our performance. Now, we need to make the most of it.

Aaron D. Cowell, Jr.
President and Chief Executive Officer